UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SD
Specialized Disclosure Report

JELD-WEN HOLDING, INC.
(Exact name of registrant as specified in its charter)

Delaware	001-38000	93-1273278
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

2645 Silver Crescent Drive Charlotte, North Carolina	28273
(Address of principal executive offices)	(Zip code)

James S. Hayes
Executive Vice President, General Counsel and Corporate Secretary
(704) 378-5700
(Name and telephone number, including area code, of the person to contact in connection with this report)
Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2023.

Section 1 - Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report.
JELD-WEN Holding, Inc. (the “Company”) is filing this Specialized Disclosure Report (“Form SD”), including the Conflict Minerals Report attached as Exhibit 1.01 hereto, for the reporting period January 1, 2023 to December 31, 2023 to comply with Rule 13p-1 of the Securities Exchange Act of 1934, as amended. This report is publicly available on the Company’s website at https://investors.jeld-wen.com/financials/sec-filings. Information on the Company’s website is not and should not be considered part of, nor is it incorporated by reference into, this Form SD.

Item 1.02 Exhibit.
The Company’s 2023 Conflict Minerals Report is filed as Exhibit 1.01 to this Form SD and is incorporated herein by reference.
Section 2 - Resource Extraction Issuer Disclosure.
Item 2.01 Resource Extraction Issuer Disclosure Report.
Not applicable
Section 3 - Exhibits.
Item 3.01 Exhibits.

Exhibit No.	Description
1.01	JELD-WEN Holding, Inc.’s 2023 Conflict Minerals Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 29, 2024		JELD-WEN HOLDING, INC.
	By:	/s/ James S. Hayes
James S. Hayes
Executive Vice President, General Counsel and Corporate Secretary

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